EXHIBIT 20.3



                               EARTHNETMEDIA, INC.




September 18, 2002




To All Holders of EarthNetMedia, Inc. C Warrants:

Reference is made to the C Warrants issued by EarthNetMedia, Inc. (the "Company") as part of an offering of Units made by the Company in December 2001. By their original terms, each C Warrant gives it holder the right to purchase shares of the Common Stock at a price of $2.00 per share. On May 7, 2002, the Board of Directors of the Company agreed to reduce the exercise price of the C Warrants to $1.25 per share for all shares of Common Stock purchased through June 20, 2002, and to $1.50 per share of Common Stock purchased after June 20, 2002 through August 2, 2002. After the latter date, the exercise price reverted back to the original price of $2.00 per share of Common Stock. The C Warrants will expire if not exercised prior to 3:30 PM Pacific Time on September 20, 2002.

The Board of Directors of the Company have agreed to extend the exercise period of the C Warrants to 3:30 PM Pacific Time on December 20, 2002. All other terms and conditions of the C Warrants remain unchanged



                                                     THE BOARD OF DIRECTORS
                                                     EARTHNETMEDIA, INC.